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Rob Whitehair · 2nd

CEO at Mammalz

San Diego, California · 448 connections · Contact info

Mammalz

Cal Poly San Luis Obispo

Highlights

2 mutual connections

You and Rob both know Jonny Price and Justin Renfro

About

CEO/Co-Founder of Mammalz, a community-driven, creator platform for all things nature where anyone, anywhere can create, share, socialize about, and monetize content of any type. Experienced executive, producer, director, cinematographer, and writer with a demonstrated long history of award-winning projects in the natu ... see more



Activity

449 followers

Words to live by! Congrats on the well deserved recognition.

Rob commented

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Experience

Co-Founder and CEO

Mammalz

Jan 2018 – Present · 2 yrs 1 mo

USA

Rob Whitehair is the co-founder and CEO of Mammalz, a groundbreaking media ecosystem designed to advance the relationship between humanity and nature. It is an entirely new way to experience nature: a global, interactive community of storytellers, scientists, and the public, all on a single app and web-based platform, filled with opportunities to create, educate, and inspire.

Through innovations in crowd-sourced funding to interactive experiences like live-streaming and virtual reality, Mammalz is disrupting and democratizing the nature media indus ...see more

Chief Instigator
WILD PROPAGANDA™
2015 – Present · 5 yrs
USA

Founder and chief instigator of Wild Propaganda™ a lifestyle brand and worldwide campaign to use art and clothing to call attention to the massive impact humans have on Earth's wildlife species. Drawing on cues from vintage propaganda, film, pop art, fine art and his intensive studies of the natural world, he creates striking, colorful images that juxtapose anim ...see more

Owner
Tree & Sky Media Arts
2006 – Present · 14 yrs

Rob Whitehair is co-founder along with his wife Pam Voth of Tree & Sky Media Arts, a film company that explores the crossroads of art, nature, love and our spiritual connection to the Earth. He recently completed a feature length art film, the first in a series of what he calls "post documentary" films entitled, The Ecology of Jazz 80 min (2017). This black and whi ...see more

Board Member
INTERNATIONAL WILDLIFE FILM FESTIVAL
Oct 2015 – Dec 2018 · 3 yrs 3 mos

Missoula, Montana Area
IWFF is the longest running wildlife film festival in the world. 2018 will be the 41st year of the festival. In addition to being a board member of the Roxy Theater/IWFF, Whitehair is the head of the IWFF committee and a lecturer in the esteemed IWFF Labs.

Education

Cal Poly San Luis Obispo

Skills & Endorsements

Video Production · 17

Brian J. Esposito and 16 connections have given endorsements for this skill

Documentaries · 16

Brian J. Esposito and 15 connections have given endorsements for this skill

Film Production · 16

Brian J. Esposito and 15 connections have given endorsements for this skill

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Recommendations

Received (1) Given (0)



Kevin O'Briant
Business Intelligence Specialist: Analytics | Data Visualization | Training | Big Data
August 22, 2018, Kevin worked with Rob but at different companies

Rob is that rare combination of a visionary with real-world expertise who isn't afraid to creatively leverage his skills to resolve some of the thorniest challenges we face today. Anyone involved in scientific or academic research is painfully aware of the lack of effective communication between those ... See more

Interests

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